ERIC M. HELLIGE

Partner

DIRECT TEL: 212-326-0846

FAX: 212-326-0806

ehellige@pryorcashman.com

October 4, 2018

Via Edgar

Mr. Danilo Castelli

Ms. Jennifer López-Molina

Ms. Mara L. Ransom

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Greenlane Holdings, Inc.

Draft Registration Statement on Form S-1

Submitted August 14, 2018

CIK No. 0001743745

Ladies and Gentlemen:

On behalf of our client, Greenlane Holdings, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed for confidential submission with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 1 (“Amendment No. 1”) to the above-referenced draft Registration Statement on Form S-1 (as amended, the “Registration Statement”), which was initially submitted to the Commission on a confidential basis pursuant to the Division of Corporate Finance procedures for draft registration statement processing announced on June 29, 2017.

Amendment No. 1 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter dated September 12, 2018 (the “Comment Letter”). In addition to addressing the comments received from the Staff, the Company has also revised Amendment No. 1 to update other disclosures in the Registration Statement.

The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 1 and to the prospectus included therein.

Securities and Exchange Commission

October 4, 2018

The Company has asked us to convey the following responses to the Staff:

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company confirms that it will provide the Staff supplementally with copies of all written communications that it, or anyone authorized to do so on its behalf, presented to potential investors in reliance on Section 5(d) of the Securities Act.

Prospectus Summary, page 1

2.	Please provide the basis for your statements that you are the “largest distributor of premium vaporization products and consumption accessories in the United States” and that you operate “two of the leading North American direct-to-consumer e-commerce websites in the vaporization products and consumption accessories industry,” or revise to state that it is management’s belief, if true. Please also provide support for your statement on page 99 that “[y]our executive team has over 225 years of cumulative experience.”

Response: The Registration Statement has been revised in response to the Staff’s comment. Please see pages 1, 3, 9, 84, 100, 102 and 109 of Amendment No. 1.

The Company advises the Staff that the change to “two of the most highly-trafficked North American direct-to-consumer e-commerce websites in the vaporization products and consumption accessories industry” is supported by statements citing Alexa Traffic Rankings included elsewhere in the registration statement, including on pages 1 to 2, 10, 84, 100, 110 and 117 of Amendment No. 1.

The Company also advises the Staff that the Company’s revised statement that its executive team has over 100 years of cumulative experience across various industries are supported by the following:

●	Aaron LoCascio, the Company’s Chief Executive Officer and Chairman of the Board of Directors, has 11 years of experience;
●	Adam Schoenfeld, the Company’s President, Chief Strategy Officer and Director, has 11 years of experience;
●	Sasha Kadey, the Company’s Chief Marketing Officer, has 12 years of experience;
●	Jay Scheiner, the Company’s Chief Operating Officer, has 32 years of experience; and
●	Zachary Tapp, the Company’s Chief Financial Officer, has 37 years of experience.

Securities and Exchange Commission

October 4, 2018

Overview, page 9

3.	We note your disclosure here and on page 106 that “[y]ou have short term plans to introduce a brand in partnership with the estate of the iconic artist Keith Haring and a rolling paper brand with one of the most influential celebrities in the industry today.” Please clarify if you have any formal agreements related to these short term plans and, if so, discuss the material terms of these agreements. If no such agreements exist, please discuss the current stage of development of these business relationships and the steps, time frame and funding needed to introduce these brands.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 10, 111 and 113 of Amendment No. 1 to provide greater detail regarding the formal agreements related to these short term plans. Additionally, the Company advises that it has not yet introduced any products or generated any revenue from either of these relationships. As a result, the Company respectfully advises the Staff that the Company does not believe the substantive terms of these agreements are material or are required disclosure in the Registration Statement.

JOBS Act, page 12

4.	Please revise your disclosure to reflect the new gross revenue threshold in the definition of Emerging Growth Company found in Rule 405 of the Securities Act of 1933 following inflation adjustments effective April 12, 2017.

Response: The Registration Statement has been revised in response to the Staff’s comment. Please see page 14 of Amendment No. 1.

Risk Factors

Our payment system and the payment systems of our customers depend on the third-party providers and are subject to evolving laws are regulations, page 22

5.	You state here that “[you] have had a security incident in the past which [you] do not believe reached the level of a breach which would be reportable under state laws or [y]our other obligations.” Please revise to further discuss here this cybersecurity incident, if material, and quantify the related costs you have incurred and reasonably expect to incur here or elsewhere, as appropriate. Alternatively, please confirm to us that this was not a material cybersecurity attack or breach.

Response: The Company acknowledges the Staff’s comment and confirms that it does not believe the security incident in the past was a material cybersecurity attack or breach.

Use of Proceeds

Use of Funds, page 60

6.	Please quantify the amount of proceeds from this offering to be used for each principal purpose listed in this section. Please refer to Item 504 of Regulation S-K.

Response: The Registration Statement has been revised in response to the Staff’s comment. Please see page 64 of Amendment No. 1.

Securities and Exchange Commission

October 4, 2018

Unaudited Pro Forma Consolidated Financial Information, page 68

7.	We note that you intend to make an adjustment (d) described on page 73 for an expected increase in compensation expense related to additional stock options you expect to grant. Please tell us if this adjustment is based on an agreement, implied or express, or reflects management’s intentions. In this regard, please explain to us your basis for determining that this adjustment is factually supportable and directly attributable to the offering transaction.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the adjustment is based on management’s intentions to grant stock options to three independent directors to be added to the Company’s board of directors prior to or concurrently with the consummation of the Transactions and the closing of the offering. The value of such stock options is discussed under the heading “Director Compensation—Director Compensation” on page 134 of Amendment No. 1, and additional disclosure regarding such stock options will be added to the Registration Statement at the time the Registration Statement is amended to identify and provide disclosure relating to the three new independent directors. The Company also advises the Staff that the adjustment is factually supportable and directly attributable to the offering transaction because the compensation payable to the new independent directors will be set forth in letter agreements to be entered into by the Company and such directors prior to the consummation of the offering, and the appointments of such independent directors to the board of directors will be subject to the consummation of the offering.

8.	We note your footnote (g) on pages 74 and 77 to show the calculation of basic net income per share.

●	Please tell us if you intend to show the calculation of diluted net income per share in a future amendment.
●	We note your statement that you will not include Class B and Class C common stock in the computation of basic or diluted earnings per share. It appears that common units of the LLC can be exchanged for Class A common stock. If so, please explain to us how those potentially dilutive securities will be included in diluted earnings per share. Please include your basis for exchangeable common units of the LLC in diluted earnings per share.
●	It appears from your calculation that you plan to give effect to the shares to be issued in this offering. Please explain to us why you believe it is appropriate to include shares of Class A common stock to be sold in EPS since none of the proceeds are being used for a transaction reflected in your pro forma financial statements. We may have further comment.

Response: The Registration Statement has been revised to present both basic and diluted income per share in footnote (g) on pages 78 to 79 and 82 to 83 of Amendment No. 1. The Company has also included a footnote explanation to the diluted net income per share calculation to explain how potentially dilutive securities are included in diluted net income per share, as well as the basis for including exchangeable Common Units of Greenlane Holdings, LLC in diluted net income per share. The basic net income per share denominator calculation was revised to exclude shares of Class A common stock sold in this offering.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 78

9.	Please revise your disclosure to clarify what you mean by “drop-shipping product on behalf of third-party website operators.”

Response: The Registration Statement has been revised in response to the Staff’s comment. Please see pages 2, 84 and 100 of Amendment No. 1.

Securities and Exchange Commission

October 4, 2018

Non-GAAP Financial Measure, page 89

10.	We note your discussion of EBITDA. We have the following comments:

●	We note that you state that EBITDA is a non-GAAP liquidity measure. We further note that you have reconciled EBITDA to income from operations. Given you view the measure as a liquidity measure, please tell us what consideration you gave to reconciling this measure to cash flows from operations.
●	If EBITDA is presented as a performance measure, please reconcile it to net income as opposed to income from operations. Refer to Question 103.02 of our Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.
●	We note that you have adjusted for other income, which does not appear to be in the literal definition of EBITDA. Therefore, please change the title of this measure to a more appropriate title, such as Adjusted EBITDA. Refer to Question 103.01 of our Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.
●	Please also begin the reconciliation with a GAAP measure and reconcile to the non- GAAP measure.

Response: The Registration Statement has been revised in response to the Staff’s comment to present adjusted EBITDA as a performance measure. In addition, disclosure has been added to reconcile adjusted EBITDA to net income. The disclosure has also been revised to begin the reconciliation with a GAAP measure (Net Income) and to reconcile to a non-GAAP measure (Adjusted EBITDA). Please see pages 86 and 93 to 94 of Amendment No. 1.

Business

Our Suppliers, page 97

11.	We note your belief that suppliers choose you because of your track record for successfully growing and launching brands in your trade channels. Please revise to provide examples of brands you have successfully launched.

Response: The Registration Statement has been revised in response to the Staff’s comment. Please see pages 2 and 101 of Amendment No. 1.

Product Categories and Select Brands, page 108

12.	Please disclose here, as you do on page 21, the percentage of net sales attributable to sales of products from JUUL Labs and PAX Labs.

Response: The Registration Statement has been revised in response to the Staff’s comment. Please see page 112 of Amendment No. 1.

Securities and Exchange Commission

October 4, 2018

Executive Compensation

Compensation Discussion and Analysis
Overview, page 121

13.	We note your disclosure on page 121 that your executive officers, other than your Founders, were awarded equity-based compensation in the form of profits interest in Greenlane Holdings, LLC. Please tell us where this equity compensation is included in the summary compensation table. Please refer to Item 402 of Regulation S-K.

Response: The Registration Statement has been revised in response to the Staff’s comment to provide disclosure of the equity compensation in the form of profits interests. Please see the revised summary compensation table and footnote 2 thereto on page 131 of Amendment No. 1.

Summary Compensation Table, page 126

14.	Please revise your summary compensation table to remove disclosures regarding compensation to be earned in 2018. In this regard, we note that only compensation awarded to, earned by, or paid to the named executive officers during the last two completed fiscal years should be disclosed in this table. Please refer to Item 402(m) and (n) of Regulation S-K.

Response: The Registration Statement has been revised in response to the Staff’s comment. Please see page 131 of Amendment No. 1.

15.	Please revise your prospectus to provide narrative disclosure of how the amounts of named executive officers’ 2017 bonuses were calculated. Please refer to Item 402(o)(5) of Regulation S-K.

Response: The Registration Statement has been revised in response to the Staff’s comment. Please see footnote 1 to the summary compensation table on page 131 of Amendment No. 1.

Employee Agreements and Termination and Change of Control Benefit, page 127

16.	Please revise your prospectus to provide a narrative description of the material terms of each named executive officers’ employment agreement in place during 2017. Please also file these agreements as exhibits to your registration statement. Please refer to Items 402(o)(1) and 601(b)(10)(iii)(A) of Regulation S-K.

Response: The Registration Statement has been revised in response to the Staff’s comment. Please see page 132 of Amendment No. 1. The Company also advises the Staff that it will file the named executive officers’ employment agreements as exhibits to the Registration Statement and has revised the Registration Statement in response to the Staff’s comment. Please see page II-2 and the Exhibit Index of Amendment No. 1.

Securities and Exchange Commission

October 4, 2018

Consolidated Financial Statements, page F-1

17.	Please update your financial statements and related disclosures, as necessary, to comply with Rule 8-08 of Regulation S-X as of the effective date.

Response: The Company acknowledges the Staff’s comment and has updated its financial statements included in the Registration Statement to comply with Rule 8-08 of Regulation S-X.

Note 2. Summary of Significant Accounting Policies
Segment Reporting, page F-26

18.	Please disclose your revenue from external customers for each product or service or each group of similar products or services. We note that you have discussed product categories such as vaporizers, cleaning products, grinders, storage containers, pipes, rolling papers and specialty packaging when describing your business elsewhere in this filing. Please disclose your revenue from each of these or other appropriate categories of products and services. Refer to ASC 280-10-50-40.

Response: The Registration Statement has been revised in response to the Staff’s comment. Please see pages F-8 and F-29 of Amendment No. 1.

19.	We also note your statement that you have United States operations and Canadian operations. Please disclose your revenue and long-lived assets that are attributed to or located in your country of domicile and attributed to or located in all foreign countries in total. Refer to ASC 280-10-50-41.

Response: The Registration Statement has been revised in response to the Staff’s comment. Please see pages F-8 and F-29 of Amendment No. 1.

Note 3. Revenue Recognition, page F-32

20.	Please tell us why you did not estimate a liability for sales returns prior to the adoption of ASC 606. In this regard, please specifically explain why recording the liability was the result of adoption of ASC 606 as opposed to correction of an error in applying ASC 605. We may have further comment.

Response: The Company advises the Staff that it historically did not make sales with a stated right of return. However, in practice, returns were accepted in certain circumstances, as determined on a case by case basis. As noted in the footnotes to the financial statements, prior to the adoption of ASC 606, the Company did not record an estimated liability for sales returns, based on its assessment of materiality of such an accrual. Upon review of the historical level of sales returns, the Company calculated an estimated liability for sales returns of approximately $400,000, and an estimated value of the associated recovered inventory of approximately $300,000. In practice, under legacy US GAAP, reserves or allowances for returns were presented net by some entities. Under ASC 606, the refund liability is presented gross as a refund liability and an asset for recovery. Upon adoption of ASC 606, the Company reflected the correction of the immaterial error under ASC 605 as an adjustment to conform with the gross basis presentation required by ASC 606. The Company respectfully advises the Staff that it believes the effect of this adjustment is immaterial to the financial statements.

Securities and Exchange Commission

October 4, 2018

21.	It appears the most significant change in adopting ASC 606 was a change in the timing of sales recognition from date of delivery to date of shipment. If our understanding is not correct, please clarify it. If so, please advise how sales and cost of sales associated with shipments that occurred in December 2016 but were delivered in January 2017 have been accounted for in the adoption of ASC 606. If you do not believe the effect of such transactions was material to warrant a cumulative effect adjustment upon adoption of ASC 606, please quantify the amount for us in your response.

Response: The Company acknowledges the Staff’s comment and confirms its understanding that the most significant change in adopting ASC 606 was a change in the timing of sales recognition from the date of delivery to the date of shipment. The Company estimated total sales associated with shipments that occurred in December 2016 but were delivered in January 2017 of approximately $502,681, and related cost of sales of approximately $343,867. Furthermore, the Company estimated total sales associated with shipments that occurred in December 2015 but were delivered in January 2016 of approximately $430,553, and related cost of sales of approximately $277,851. The Company did not record an adjustment for the net effects of the timing difference in recording revenue described above in the fiscal year 2016 financial statements, but noted that the net effect to total sales recorded in fiscal year 2016 as approximately $72,128, and the net effect to cost of sales as approximately $66,016, with an impact to net income of approximately $6,112. Therefore, based on its materiality assessment, the Company did not record these adjustments to the 2016 financial statements. The Company respectfully advises the Staff that it did not believe that the effect of such transactions was material to warrant a cumulative effect adjustment upon adoption of ASC 606.

22.	Please also advise whether your pro forma presentation of the consolidated statement of operations for the year ended December 31, 2017 without adoption of Topic 606 includes only sales and related cost of sales with delivery dates in calendar 2017. If so, please also tell us the quantified the amount of sales and cost of sales of shipments initiated in 2016 but delivered in 2017 and sales initiated in 2017 that were delivered in 2018.

Response: The Company acknowledges the Staff’s comment and notes that the pro forma presentation of the consolidated statement of operations for the year ended December 31, 2017 without adoption of Topic 606 includes only sales and related cost of sales with delivery dates in calendar 2017. Estimated total sales and costs of sales of shipments initiated in 2016 but delivered in 2017 were approximately $502,681 and $343,867, respectively. Estimated total sales and costs of sales of shipments initiated in 2017 but delivered in 2018 were approximately $1,425,267 and $922,004, respectively. The net effect of the total sales and cost of sales of shipments described above are reflected in our pro forma adjustment of total sales and costs of sales of approximately $922,586 and $578,137 in 2016 and 2017, respectively.

*     *     *

If the Staff has any questions with respect to the foregoing, please contact me at (212) 326-0846.

Very truly yours,

/s/ Eric M. Hellige
Eric M. Hellige

cc:	Aaron LoCascio

Greenlane Holdings, Inc.

Larry W. Nishnick, Esq.

DLA Piper LLP US